Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited)

1	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	June 30,	December 31,
As at (in millions of Canadian dollars)	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$690	$209
Accounts receivable and other current assets (Note 5)	1,580	2,339
Prepaid expenses	162	146
Inventories	534	661
Regulatory assets (Note 6)	730	914
Assets held for sale (Note 7)	561	—
Total current assets	4,257	4,269
Other assets	1,146	1,213
Regulatory assets (Note 6)	3,226	3,095
Property, plant and equipment, net	41,777	41,663
Intangible assets, net	1,492	1,548
Goodwill	12,183	12,464
Total assets	$64,081	$64,252

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$80	$253
Accounts payable and other current liabilities	2,432	3,288
Regulatory liabilities (Note 6)	489	595
Current installments of long-term debt (Note 8)	2,284	2,481
Liabilities associated with assets held for sale (Note 7)	129	—
Total current liabilities	5,414	6,617
Regulatory liabilities (Note 6)	3,228	3,320
Deferred income taxes	4,018	4,060
Long-term debt (Note 8)	26,808	25,931
Finance leases	335	336
Other liabilities	1,101	1,146
Total liabilities	40,904	41,410
Commitments and contingencies (Note 14)
Equity
Common shares (1)	14,889	14,656
Preference shares	1,623	1,623
Additional paid-in capital	8	10
Accumulated other comprehensive income	669	1,008
Retained earnings	4,190	3,733
Shareholders' equity	21,379	21,030
Non-controlling interests	1,798	1,812
Total equity	23,177	22,842
Total liabilities and equity	$64,081	$64,252
(1)    No par value. Unlimited authorized shares. 486.4 million and 482.2 million issued and outstanding as at June 30, 2023 and December 31, 2022, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue	$2,594	$2,487	$5,913	$5,322

Expenses
Energy supply costs	787	797	2,099	1,880
Operating expenses	713	659	1,454	1,328
Depreciation and amortization	440	417	876	824
Total expenses	1,940	1,873	4,429	4,032
Operating income	654	614	1,484	1,290
Other income, net (Note 10)	64	35	133	77
Finance charges	323	266	638	524
Earnings before income tax expense	395	383	979	843
Income tax expense	49	53	149	120
Net earnings	$346	$330	$830	$723

Net earnings attributable to:
Non-controlling interests	$35	$30	$66	$57
Preference equity shareholders	17	16	33	32
Common equity shareholders	294	284	731	634
	$346	$330	$830	$723

Earnings per common share (Note 11)
Basic	$0.61	$0.59	$1.51	$1.33
Diluted	$0.61	$0.59	$1.51	$1.33

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2023	2022	2023	2022

Net earnings	$346	$330	$830	$723

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(339)	448	(383)	287
Other (2)	5	4	3	24
	(334)	452	(380)	311
Comprehensive income	$12	$782	$450	$1,034

Comprehensive income attributable to:
Non-controlling interests	$(1)	$79	$25	$93
Preference equity shareholders	17	16	33	32
Common equity shareholders	(4)	687	392	909
	$12	$782	$450	$1,034
(1)Net of hedging activities and income tax expense of $6 million for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - income tax recovery of $4 million and $3 million, respectively)
(2)Net of income tax expense of $2 million for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - income tax expense of $2 million and $10 million, respectively)
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2023	2022	2023	2022

Operating activities
Net earnings	$346	$330	$830	$723
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	381	366	759	722
Amortization - intangible assets	38	36	76	71
Amortization - other	21	15	41	31
Deferred income tax expense	24	32	55	55
Equity component, allowance for funds used during construction (Note 10)	(23)	(18)	(46)	(35)
Other	43	14	49	54
Change in long-term regulatory assets and liabilities	(103)	24	(82)	14
Change in working capital (Note 12)	217	(40)	177	(63)
Cash from operating activities	944	759	1,859	1,572

Investing activities
Additions to property, plant and equipment	(938)	(827)	(1,845)	(1,693)
Additions to intangible assets	(44)	(58)	(91)	(107)
Contributions in aid of construction	20	22	71	61
Other	(51)	(55)	(89)	(95)
Cash used in investing activities	(1,013)	(918)	(1,954)	(1,834)

Financing activities
Proceeds from long-term debt, net of issuance costs	1,247	816	1,881	1,645
Repayments of long-term debt and finance leases	(364)	(609)	(697)	(836)
Borrowings under committed credit facilities	1,972	1,562	3,875	2,986
Repayments under committed credit facilities	(2,201)	(1,552)	(3,938)	(3,152)
Net change in short-term borrowings	(273)	82	(165)	158
Issue of common shares, net of costs and dividends reinvested	14	18	28	40
Dividends
Common shares, net of dividends reinvested	(172)	(164)	(342)	(324)
Preference shares	(17)	(16)	(33)	(32)
Subsidiary dividends paid to non-controlling interests	(17)	(11)	(40)	(31)
Other	20	(2)	28	7
Cash from financing activities	209	124	597	461
Effect of exchange rate changes on cash and cash equivalents	(7)	8	(2)	8
Change in cash and cash equivalents	133	(27)	500	207
Change in cash associated with assets held for sale (Note 7)	(19)	—	(19)	—
Cash and cash equivalents, beginning of period	576	365	209	131
Cash and cash equivalents, end of period	$690	$338	$690	$338

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2023	484.4	$14,773	$1,623	$8	$967	$3,896	$1,816	$23,083
Net earnings	—	—	—	—	—	311	35	346
Other comprehensive loss	—	—	—	—	(298)	—	(36)	(334)
Common shares issued	2.0	116	—	(1)	—	—	—	115
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	1	—	—	—	1
As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177

As at March 31, 2022	476.9	$14,354	$1,623	$8	$(168)	$3,553	$1,624	$20,994
Net earnings	—	—	—	—	—	300	30	330
Other comprehensive income	—	—	—	—	403	—	49	452
Common shares issued	1.8	111	—	(1)	—	—	—	110
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(11)	(11)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	—	1
As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	764	66	830
Other comprehensive loss	—	—	—	—	(339)	—	(41)	(380)
Common shares issued	4.2	233	—	(1)	—	—	—	232
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(40)	(40)
Dividends declared on common shares ($0.565 per share)	—	—	—	—	—	(274)	—	(274)
Dividends on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	(1)	—	—	1	—
As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177

As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	666	57	723
Other comprehensive income	—	—	—	—	275	—	36	311
Common shares issued	3.9	228	—	(2)	—	—	—	226
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(31)	(31)
Dividends declared on common shares ($0.535 per share)	—	—	—	—	—	(255)	—	(255)
Dividends on preference shares	—	—	—	—	—	(32)	—	(32)
Other	—	—	—	—	—	—	2	2
As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand and market pricing; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iii) changes in foreign exchange rates; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC ("ITC Midwest") and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia (Note 7).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2022 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by the Iowa Coalition for Affordable Transmission ("ICAT") requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

7	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
2. REGULATORY MATTERS (cont'd)

Transmission Right of First Refusal ("ROFR"): The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. Management does not believe that this proceeding will impact projects that have already been approved and under development; however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In July 2023, the Administrative Law Judge ("ALJ") issued a recommended opinion and order on TEP's general rate application recommending, among other things, an increase in non-fuel revenue of US$102 million, a 9.4% ROE with a 0.2% return on the fair value increment, and a 54.32% common equity component of capital structure. TEP's existing ROE and common equity component of capital structure is 9.15% and 53%, respectively. While the timing and outcome of this proceeding is unknown, the ALJ recommended that the new rates become effective on or after September 1, 2023.

PPFAC Mechanism: The Purchased Power and Fuel Adjustment Clause ("PPFAC") mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In May 2023, the ACC approved rate adjustments at TEP and UNSE to collect the PPFAC balances over 12- and 33-month periods, respectively.

Central Hudson
General Rate Application: In July 2023, Central Hudson filed a rate application with the New York Public Service Commission ("PSC") requesting an increase in electric and gas delivery rates effective July 1, 2024. The application includes a request to set Central Hudson's allowed ROE at 9.8% and a 50% common equity component of capital structure. The timing and outcome of this proceeding is unknown.

Customer Information System ("CIS") Implementation: In January 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. In July 2023, an interim agreement was reached with the PSC, in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system, and to accelerate the implementation of its monthly meter reading plan. The timing and outcome of this proceeding remains unknown.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In 2021, the British Columbia Utilities Commission ("BCUC") initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed a final argument with the BCUC in December 2022 and the proceeding remains ongoing, with a decision expected in the third quarter 2023. The decision could be effective retroactively to January 1, 2023.

FortisAlberta
2024 GCOC Proceeding: In 2022, the Alberta Utilities Commission ("AUC") initiated proceedings to establish the cost of capital parameters for Alberta regulated utilities, including consideration of a formula-based approach to setting the allowed ROE for 2024 and beyond. The proceeding remains ongoing, and a decision from the AUC is expected in the second half of 2023.

Third PBR Term: In 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third performance-based rate setting ("PBR") term commencing in 2024. The AUC also initiated a new proceeding to consider the design of the third PBR term. The proceeding remains ongoing, and a decision from the AUC is expected in the second half of 2023.

Rural Electrification Association ("REA") Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. In April 2023, the Alberta Court of Appeal dismissed FortisAlberta's appeal which had asserted that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. FortisAlberta continues to assess other means, including legislative amendments, to recover these costs.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

8	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
3. ACCOUNTING POLICIES (cont'd)

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2022 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2022 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $6 million and $15 million for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - $7 million and $20 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at June 30, 2023, accounts receivable included $4 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2023 and 2022.

9	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended June 30, 2023
Revenue	519	661	317	362	181	116	420	2,576	18	—	—	2,594
Energy supply costs	—	262	121	141	—	22	241	787	—	—	—	787
Operating expenses	125	204	144	91	44	31	56	695	10	8	—	713
Depreciation and amortization	103	88	28	78	67	24	51	439	1	—	—	440
Operating income	291	107	24	52	70	39	72	655	7	(8)	—	654
Other income, net	19	12	13	9	3	1	5	62	—	2	—	64
Finance charges	105	37	15	43	30	19	21	270	—	53	—	323
Income tax expense	49	12	5	(5)	2	3	8	74	1	(26)	—	49
Net earnings	156	70	17	23	41	18	48	373	6	(33)	—	346
Non-controlling interests	29	—	—	—	—	—	6	35	—	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	127	70	17	23	41	18	42	338	6	(50)	—	294

Additions to property, plant and equipment and intangible assets	264	183	78	125	182	35	115	982	—	—	—	982

As at June 30, 2023
Goodwill	8,127	1,829	597	913	228	235	254	12,183	—	—	—	12,183
Total assets	23,838	12,303	5,105	8,587	5,718	2,625	4,993	63,169	685	256	(29)	64,081

Quarter ended June 30, 2022
Revenue	468	648	281	396	169	108	384	2,454	33	—	—	2,487
Energy supply costs	—	272	101	181	—	18	224	796	1	—	—	797
Operating expenses	120	167	143	88	42	33	52	645	8	6	—	659
Depreciation and amortization	94	92	26	75	61	17	47	412	4	1	—	417
Operating income	254	117	11	52	66	40	61	601	20	(7)	—	614
Other income, net	10	3	15	5	—	1	1	35	—	—	—	35
Finance charges	83	30	13	35	28	19	19	227	—	39	—	266
Income tax expense	41	13	3	5	3	3	6	74	1	(22)	—	53
Net earnings	140	77	10	17	35	19	37	335	19	(24)	—	330
Non-controlling interests	26	—	—	—	—	—	4	30	—	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	114	77	10	17	35	19	33	305	19	(40)	—	284

Additions to property, plant and equipment and intangible assets	272	159	65	134	119	30	100	879	6	—	—	885

As at June 30, 2022
Goodwill	7,900	1,779	581	913	228	235	248	11,884	27	—	—	11,911
Total assets	21,993	11,796	4,587	8,272	5,328	2,565	4,487	59,028	776	300	(150)	59,954

10	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Year-to-date June 30, 2023
Revenue	1,038	1,401	759	1,117	360	255	927	5,857	56	—	—	5,913
Energy supply costs	—	599	328	518	—	69	585	2,099	—	—	—	2,099
Operating expenses	260	394	306	189	86	61	116	1,412	20	22	—	1,454
Depreciation and amortization	204	175	56	155	131	48	101	870	5	1	—	876
Operating income	574	233	69	255	143	77	125	1,476	31	(23)	—	1,484
Other income, net	36	26	27	16	3	2	12	122	—	11	—	133
Finance charges	204	73	33	84	60	39	42	535	—	103	—	638
Income tax expense	96	26	14	40	5	4	14	199	7	(57)	—	149
Net earnings	310	160	49	147	81	36	81	864	24	(58)	—	830
Non-controlling interests	57	—	—	—	—	—	9	66	—	—	—	66
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	253	160	49	147	81	36	72	798	24	(91)	—	731

Additions to property, plant and equipment and intangible assets	600	368	156	239	301	62	208	1,934	2	—	—	1,936
As at June 30, 2023
Goodwill	8,127	1,829	597	913	228	235	254	12,183	—	—	—	12,183
Total assets	23,838	12,303	5,105	8,587	5,718	2,625	4,993	63,169	685	256	(29)	64,081

Year-to-date June 30, 2022
Revenue	928	1,186	656	1,090	336	237	843	5,276	46	—	—	5,322
Energy supply costs	—	482	263	535	—	61	536	1,877	3	—	—	1,880
Operating expenses	243	329	292	171	84	66	105	1,290	20	18	—	1,328
Depreciation and amortization	186	181	51	150	121	34	91	814	8	2	—	824
Operating income	499	194	50	234	131	76	111	1,295	15	(20)	—	1,290
Other income, net	19	6	30	9	1	3	3	71	—	6	—	77
Finance charges	163	61	26	71	54	37	37	449	—	75	—	524
Income tax expense	82	19	12	36	7	5	11	172	2	(54)	—	120
Net earnings	273	120	42	136	71	37	66	745	13	(35)	—	723
Non-controlling interests	50	—	—	—	—	—	7	57	—	—	—	57
Preference share dividends	—	—	—	—	—	—	—	—	—	32	—	32
Net earnings attributable to common equity shareholders	223	120	42	136	71	37	59	688	13	(67)	—	634

Additions to property, plant and equipment and intangible assets	607	321	129	264	230	60	178	1,789	11	—	—	1,800
As at June 30, 2022
Goodwill	7,900	1,779	581	913	228	235	248	11,884	27	—	—	11,911
Total assets	21,993	11,796	4,587	8,272	5,328	2,565	4,487	59,028	776	300	(150)	59,954

11	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended June 30
Balance, beginning of period	(59)	(53)	(58)	(53)
Credit loss expense	(3)	(5)	(11)	(10)
Credit loss deferral	(2)	—	(3)	—
Write-offs, net of recoveries	4	6	12	11
Foreign exchange	—	(1)	—	(1)
Balance, end of period	(60)	(53)	(60)	(53)

See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2022 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2023	2022
Regulatory assets
Deferred income taxes	1,897	1,874
Deferred energy management costs	463	445
Rate stabilization and related accounts	419	557
Employee future benefits	191	207
Deferred lease costs	135	132
Derivatives	118	84
Deferred restoration costs	109	91
Manufactured gas plant site remediation deferral	87	97
Generation early retirement costs	73	78
Other regulatory assets	464	444
Total regulatory assets	3,956	4,009
Less: Current portion	(730)	(914)
Long-term regulatory assets	3,226	3,095

Regulatory liabilities
Future cost of removal	1,353	1,306
Deferred income taxes	1,271	1,364
Rate stabilization and related accounts	288	297
Employee future benefits	254	306
Renewable energy surcharge	122	126
Energy efficiency liability	89	89
Electric and gas moderator account	67	34
Alberta Electric System Operator charges deferral	58	21
Derivatives	54	224
Other regulatory liabilities	161	148
Total regulatory liabilities	3,717	3,915
Less: Current portion	(489)	(595)
Long-term regulatory liabilities	3,228	3,320

12	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
7. ASSETS HELD FOR SALE

In May 2023, the Corporation announced that FortisBC Holdings Inc. ("FHI") had entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its 93.8% ownership interest in Aitken Creek for approximately $400 million, subject to customary closing conditions and adjustments. The purchase is subject to required approval, principally by the BCUC, and is expected to close by the end of the year with a March 31, 2023 effective date.

As at June 30, 2023, the related assets and liabilities, as included in the Energy Infrastructure segment, were classified as held for sale and are detailed below.

As at ($ millions)	June 30, 2023
Cash and cash equivalents	19
Accounts receivable and other current assets	30
Inventories	55
Property, plant and equipment, net	430
Goodwill	27
Total assets held for sale	561

Accounts payable and other current liabilities	20
Deferred income taxes	109
Total liabilities associated with assets held for sale	129

For the three and six months ended June 30, 2023, Aitken Creek had net earnings of $3 million and $18 million, respectively (three and six months ended June 30, 2022 - $14 million and $7 million, respectively).

8. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2023	2022
Long-term debt	27,704	26,921
Credit facility borrowings	1,562	1,657
Total long-term debt	29,266	28,578
Less: Deferred financing costs and debt discounts	(174)	(166)
Less: Current installments of long-term debt	(2,284)	(2,481)
	26,808	25,931

Significant Long-Term Debt Issuances		Interest
Year-to-Date June 30, 2023	Month	Rate					Use of
($ millions, except as noted)	Issued	(%)		Maturity	Amount		Proceeds
ITC
Unsecured senior notes	June	5.40	(1)	2033	US	500	(2) (3) (4)
Unsecured senior notes	June	4.95	(5)	2027	US	300	(2) (3) (4)
UNS Energy
Unsecured senior notes	February	5.50		2053	US	375	(2) (3)
FortisAlberta
Unsecured senior debentures	May	4.86		2053	200		(3) (4)
Central Hudson
Unsecured senior notes	March	5.68		2033	US	40	(3) (4)
Unsecured senior notes	March	5.78		2035	US	15	(3) (4)
Unsecured senior notes	March	5.88		2038	US	35	(3) (4)
(1)    ITC entered into interest rate locks which reduced the effective interest rate to 5.32%. See Note 13 to the Interim Financial Statements
(2)    Repay maturing long-term debt
(3)    General corporate purposes
(4)     Repay short-term and/or credit facility borrowings
(5)     Represents a second tranche of ITC's existing 4.95% senior notes, originally issued in 2022

13	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
8. LONG-TERM DEBT (cont'd)

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. As at June 30, 2023, $2.0 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2023	2022
Total credit facilities	3,963	2,034	5,997	5,850
Credit facilities utilized:
Short-term borrowings (1)	(80)	—	(80)	(253)
Long-term debt (including current portion) (2)	(792)	(770)	(1,562)	(1,657)
Letters of credit outstanding	(57)	(38)	(95)	(128)
Credit facilities unutilized	3,034	1,226	4,260	3,812
(1)    The weighted average interest rate was 6.7% (December 31, 2022 - 4.9%).
(2)    The weighted average interest rate was 6.0% (December 31, 2022 - 5.1%). The current portion was $1,114 million (December 31, 2022 - $1,376 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2023 through 2028.

See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

In May 2023, the Corporation amended its $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2028.

Also in May 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. The facility is repayable at any time without penalty.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2023	2022	2023	2022
Quarter ended June 30
Service costs	16	26	6	8
Interest costs	40	28	7	6
Expected return on plan assets	(50)	(48)	(5)	(5)
Amortization of actuarial (gains) losses	(3)	1	(5)	(3)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(1)
Regulatory adjustments	2	(3)	1	1
Net benefit cost	4	3	3	6

Year-to-date June 30
Service costs	31	52	11	17
Interest costs	80	56	15	11
Expected return on plan assets	(100)	(97)	(11)	(11)
Amortization of actuarial (gains) losses	(5)	2	(9)	(5)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(1)
Regulatory adjustments	6	(5)	3	2
Net benefit cost	11	7	8	13

Defined contribution pension plan expense for the three and six months ended June 30, 2023 was $13 million and $29 million, respectively (three and six months ended June 30, 2022 - $12 million and $26 million, respectively).

14	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
10. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended June 30
Equity component, allowance for funds used during construction	23	18	46	35
Interest income (1)	18	2	34	3
Non-service component of net periodic benefit cost	16	25	32	49
Gain (loss) on derivatives, net	3	(2)	12	2
Gain (loss) on retirement investments, net	—	(9)	4	(17)
Other	4	1	5	5
	64	35	133	77
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNSE

11. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2023			2022
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	294	485.4	0.61	284	477.8	0.59
Potential dilutive effect of stock options	—	0.3		—	0.5
Diluted EPS	294	485.7	0.61	284	478.3	0.59

Year-to-date June 30
Basic EPS	731	484.3	1.51	634	476.8	1.33
Potential dilutive effect of stock options	—	0.3		—	0.5
Diluted EPS	731	484.6	1.51	634	477.3	1.33

12. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended June 30
Change in working capital
Accounts receivable and other current assets	208	49	489	(46)
Prepaid expenses	(19)	17	(19)	22
Inventories	(29)	(114)	62	(45)
Regulatory assets - current portion	164	(31)	160	(43)
Accounts payable and other current liabilities	(132)	9	(537)	17
Regulatory liabilities - current portion	25	30	22	32
	217	(40)	177	(63)

Non-cash investing and financing activities
Accrued capital expenditures	366	380	366	380
Common share dividends reinvested	102	92	205	186
Contributions in aid of construction	10	12	10	12

15	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2023, unrealized losses of $118 million (December 31, 2022 - $84 million) were recognized as regulatory assets and unrealized gains of $54 million (December 31, 2022 - $224 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended June 30, 2023, unrealized losses of $8 million and unrealized gains of $6 million, respectively were recognized in revenue (three and six months ended June 30, 2022 - unrealized gains of $19 million and $2 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $119 million and terms of one to three years expiring at varying dates through January 2026. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2023, unrealized losses of $1 million and unrealized gains of $5 million, respectively were recognized in other income, net (three and six months ended June 30, 2022 - unrealized losses of $2 million and $8 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through February 2025 and have a combined notional amount of $393 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2023, unrealized gains recognized in other income, net were $5 million and $7 million, respectively (unrealized losses of $2 million for the three and six months ended June 30, 2022, respectively).

Interest Rate Locks
In March 2023, the Corporation entered into an interest rate lock with a total notional value of $100 million to manage the interest rate risk associated with the refinancing of long-term debt maturing in the fall of 2023. The lock has a 10-year term and will be terminated no later than November 1, 2023. Fair value is measured using a discounted cash flow method based on Canadian dollar offered rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized gains of $4 million were recognized in other comprehensive income for the three and six months ended June 30, 2023.

During the second quarter of 2023, ITC entered into and settled interest rate locks with a combined notional value of US$500 million. The contracts were used to manage interest rate risk associated with the issuance of US$500 million unsecured senior notes in June 2023. Realized gains of US$4 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 10 years.

16	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Cross-Currency Interest Rate Swaps
In 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. Unrealized gains of $9 million and $10 million were recorded in other comprehensive income for the three and six months ended June 30, 2023 (unrealized losses of $12 million for the three and six months ended June 30, 2022).

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three and six months ended June 30, 2023, gains of $1 million and $3 million, respectively was recognized in other income, net (three and six months ended June 30, 2022 - losses of $4 million and $9 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	82	—	82
Energy contracts not subject to regulatory deferral (2)	—	49	—	49
Foreign exchange contracts, total return swaps and interest rate lock (2)	—	7	—	7
Other investments (4)	144	—	—	144
	144	138	—	282
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(146)	—	(146)
Energy contracts not subject to regulatory deferral (5)	—	(7)	—	(7)
Cross-currency interest rate swaps (5)	—	(8)	—	(8)
	—	(161)	—	(161)
As at December 31, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	304	—	304
Energy contracts not subject to regulatory deferral (2)	—	49	—	49
Other investments (4)	150	—	—	150
	150	353	—	503
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(164)	—	(164)
Energy contracts not subject to regulatory deferral (5)	—	(8)	—	(8)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(26)	—	(26)
	—	(198)	—	(198)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

17	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at June 30, 2023
Derivative assets	131	(34)	28	125
Derivative liabilities	(153)	34	—	(119)

As at December 31, 2022
Derivative assets	353	(54)	(63)	236
Derivative liabilities	(172)	54	—	(118)

Volume of Derivative Activity
As at June 30, 2023, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2023	2022
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	447	586
Electricity power purchase contracts (GWh)	440	224
Gas swap contracts (PJ)	173	185
Gas supply contract premiums (PJ)	134	148
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	3,960	1,886
Gas swap contracts (PJ)	26	34
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable due to the suspension of collection efforts in response to the COVID-19 pandemic, as well as higher commodity prices. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through federal and state programs, and collection efforts are expected to expand in 2023. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

18	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2023 and 2022
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $52 million as at June 30, 2023 (December 31, 2022 - $178 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at June 30, 2023, US$2.9 billion (December 31, 2022 - US$2.9 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.9 billion (December 31, 2022 - US$10.6 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2023, the carrying value of long-term debt, including current portion, was $29.3 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $26.9 billion (December 31, 2022 - $25.8 billion).

14. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2022 Annual Financial Statements.

Contingencies
In April 2013, FHI and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

19	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT